[Centene Letterhead]

May 21, 2019

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549
Attention: Christine Westbrook, Division of Corporation Finance, Office of Healthcare & Insurance

Re:	Centene Corporation
Registration Statement on Form S-4
Filed May 3, 2019
File No. 333-231212
REQUEST FOR ACCELERATION OF EFFECTIVENESS

Dear Ms. Westbrook:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Centene Corporation (“Centene”) requests that the effectiveness of the Registration Statement on Form S-4, as amended, (File No. 333-231212) (the “Registration Statement”) be accelerated such that it be declared effective as of 4 p.m., Eastern Time, on May 23, 2019, or as soon thereafter as practicable.

Centene acknowledges that the disclosure in the Registration Statement is the responsibility of Centene. Centene represents to the Securities and Exchange Commission (the “Commission”) that:

•
should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve Centene from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•
Centene will not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Paul Schnell or Jeremy London, each of Skadden, Arps, Slate, Meagher & Flom LLP, at (212) 735-2322 or (202) 371-7535, respectively, with any questions you may have concerning this request. In addition, please notify Mr. Schnell or Mr. London when the request for acceleration has been granted.

Sincerely,

CENTENE CORPORATION

By:	/s/ Keith H. Williamson
Name:	Keith H. Williamson
Title:	Executive Vice President, General Counsel and Secretary

cc:	Anat Hakim, Executive Vice President, General Counsel and Secretary
WellCare Health Plans, Inc.
Sarkis Jebejian
Michael Brueck
Keri Schick Norton
Kirkland & Ellis LLP